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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to Be Included in Statements Filed Pursuant
To Rule 13d-1(a) and Amendment Thereto Filed Pursuant to Rule 13d-2(a)

dj Orthopedics, Inc. (Name of Issuer)
Common Stock, $0.01 par value per share (Title of Class of Securities)
23325G104 (CUSIP Number)
Jerome J. Lande MMI Investments II-A, L.P. 152 West 57th Street New York, New York 10019 (212) 586-4333 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 28, 2002 (Date of Event That Requires Filing of This Statement)

        If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23325G104	13D	Page 2 of 6 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
MMI INVESTMENTS II-A, L.P. I.R.S. Identification No.: 141810589

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
900,000

		(8)	Shared Voting Power

		(9)	Sole Dispositive Power
900,000

		(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
900,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)
5.0%

(14)	Type of Reporting Person
PN

SEE ITEM 5 OF TEXT BELOW

CUSIP No. 23325G104	13D	Page 3 of 6 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
MCM Management, LLC I.R.S. Identification No.: 14-1814578

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds
AF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

		(8)	Shared Voting Power
900,000

		(9)	Sole Dispositive Power

		(10)	Shared Dispositive Power
900,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
900,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)
5.0%

(14)	Type of Reporting Person
OO

SEE ITEM 5 OF TEXT BELOW

ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of dj Orthopedics, Inc., a Delaware corporation (the "Issuer" or "Company") whose principal executive office is located at 2985 Scott Street, Vista, California 92083.

ITEM 2. IDENTITY AND BACKGROUND

          (a)  This statement is being filed on behalf of (i) MMI Investments II-A, L.P., a Delaware limited partnership ("MMI Investments") and (ii) MCM Management, LLC, a Delaware limited liability company ("MCM") (MMI Investments together with MCM, the "Reporting Person").

          (b)  The principal place of business and principal offices of both MMI Investments and MCM is located at 152 West 57th Street, New York, New York 10019.

          (c)  MMI Investments is engaged primarily in the business of investing in publicly traded securities. MCM is the general partner of MMI Investments and its principal business is investing in publicly traded securities.

          (d)  Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule I is required to disclose legal proceedings pursuant to Item 2(d).

          (e)  Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule I is required to disclose legal proceedings pursuant to Item 2(e).

          (f)    To the Reporting Person's knowledge, each of the individuals identified on Schedule I attached hereto is a citizen of the United States.

        Set forth on Schedule I, annexed to this Schedule 13D and incorporated herein by reference, is the name and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person as of the date hereof.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The total purchase price of the 900,000 shares of Common Stock purchased by MMI Investments was $6,495,260, all of which has been financed by incurring margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 4. PURPOSE OF TRANSACTION

        The Reporting Persons purchased the shares of Common Stock for investment. The Reporting Persons intend to review from time to time their respective ownership of such shares and may, depending upon evaluations of the business and prospects of the Issuer, or such other considerations as may be relevant, determine to increase, decrease, or dispose of its holdings in the Common Stock or otherwise change their investment intent.

        Other than as described in this Item 4, no Reporting Person has any current plan or proposal that relates to or would result in the following:

          (a)  the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer;

          (b)  an extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

          (c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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          (d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e)  a material change in the present capitalization or dividend policy of the Issuer;

          (f)    any other material change in the Issuer's business or corporate structure;

          (g)  changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

          (h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i)    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j)    any action similar to any of those enumerated above, though the Reporting Person reserves the right to develop such plans.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) Based on approximately 17,855,566 shares of Common Stock outstanding as of February 28, 2002, as reported in the Issuer's Annual Report on Form 10-K, filed March 21, 2002, the shares of Common Stock owned by MMI Investments represents approximately 5% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such shares on the date of this Statement.

          By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer owned by MMI Investments and to have shared power over the voting and disposition of such shares. Except for the shares of Common Stock owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed to the original Statement on Schedule 13D owns any Common Stock of the Issuer or have any right to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

          (c)  Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed to the original Statement on Schedule 13D.

          (d)  No other person other than MMI Investments is known to MMI Investments and MCM to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the shares of Common Stock referred to in item 5(a) above.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer owned by MMI Investments.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 8, 2002	MMI INVESTMENTS II-A, L.P.
	By:	MCM Management, LLC General Partner
	By:	/s/ JEROME J. LANDE Jerome J. Lande Vice President
MCM MANAGEMENT, LLC
	By:	/s/ JEROME J. LANDE Jerome J. Lande Vice President

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SCHEDULE I

MCM Management, LLC ("MCM")

Voting Members

Name and Business Address	Position and Principal Occupation
John S. Dyson 152 West 57th Street New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), 152 West 57th Street, New York, New York 10019
Clay B. Lifflander 152 West 57th Street New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap
Alan L. Rivera 152 West 57th Street New York, New York 10019	Voting Member, Executive Vice President, and Secretary of MCM; Voting Member, Executive Vice President, Chief Financial Officer, and General Counsel of Millcap

SCHEDULE II
Open Market Purchases by MMI Investments
During Past 60 Days

Date	Number of Shares	Price/Share
3/20/02	1,000	7.66
3/20/02	110,000	7.70
3/20/02	42,000	7.75
3/20/02	20,000	7.77
3/20/02	15,000	7.78
3/20/02	35,000	7.80
3/21/02	20,000	6.20
3/21/02	5,000	6.40
3/21/02	500	6.45
3/21/02	15,900	6.50
3/21/02	5,000	6.60
3/21/02	6,000	6.65
3/21/02	17,500	6.70
3/21/02	42,600	6.75
3/21/02	47,500	6.90
3/21/02	15,000	6.93
3/21/02	113,500	6.95
3/21/02	235,000	7.00
3/22/02	100,000	7.40
3/28/02	3,500	7.80
3/28/02	24,000	7.90
3/28/02	14,000	7.95
3/28/02	12,000	8.00

EXHIBIT INDEX

NUMBER	DESCRIPTION
1.	Joint Filing Agreement dated as of April 8, 2002, by and between MMI Investments and MCM.

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  ITEM 1. SECURITY AND ISSUER
  ITEM 2. IDENTITY AND BACKGROUND
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 4. PURPOSE OF TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
SCHEDULE I MCM Management, LLC ("MCM") Voting Members
SCHEDULE II Open Market Purchases by MMI Investments During Past 60 Days
EXHIBIT INDEX